EXHIBIT 12

Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Year Ended December 31,
	2006	2005	2004
Earnings before fixed charges:
Pre-tax earnings	$773,570	$731,521	$720,801
Fixed charges	75,133	62,775	58,220

Earnings before fixed charges	$848,703	$794,296	$779,021

Fixed charges:
Interest expense*	$71,899	$60,290	$55,881
Amortization of bond issue costs	1,237	644	610
Estimated interest factor of rental expense	1,997	1,841	1,729

Total fixed charges	$75,133	$62,775	$58,220

Ratio of earnings to fixed charges	11.3	12.7	13.4

Earnings before fixed charges	$848,703	$794,296	$779,021
Interest credited for deposit products	61,940	63,049	64,470

Adjusted earnings before fixed charges	$910,643	$857,345	$843,491

Fixed charges	$75,133	$62,775	$58,220
Interest credited for deposit products	61,940	63,049	64,470

Adjusted fixed charges	$137,073	$125,824	$122,690

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.6	6.8	6.9

Rental expense	$6,050	$5,579	$5,238
Estimated interest factor of rental expense (33%)	1,997	1,841	1,729

*	There was no interest capitalized in any period indicated.